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                                                                  EXHIBIT 12.1

                   TRANSCONTINENTAL GAS PIPE LINE CORPORATION

                    COMPUTATION OF EARNINGS TO FIXED CHARGES
                       Thousands of Dollars, except ratios
                                   (UNAUDITED)


                                                                                                                       Nine Months
                                                                                                                           Ended
                                                                                    Year Ended December 31,            September 30,
                                                            ---------------------------------------------------------- -------------
                                                               1997         1998        1999       2000        2001        2002
                                                            ----------   ----------  ----------  ----------  --------- -------------
Earnings Available for Fixed Charges:

Net Income                                                   $ 111,388   $ 135,694   $ 161,187   $ 191,801   $ 132,576   $ 130,924

Adjustment for distributed earnings of equity investees           (504)       (239)     (3,214)     (2,623)      4,139      12,826

Plus - Interest expense and portion of rents
        representative of the interest factor, net of
        interest capitalized, and amortization of debt
        expense, discount and premium                           73,070      95,227      74,808      81,218      92,280      71,761

     - Federal income taxes                                     68,632      75,422      30,163      86,765      46,470      57,528

     - Deferred federal income taxes                            (3,041)     (5,056)     57,299      14,603      26,336      13,143

     - State and Municipal income taxes                          1,002       8,914      11,459      14,438       9,444      10,131

                                                             ---------   ---------   ---------   ---------   ---------   ---------
               Total                                         $ 250,547   $ 309,962   $ 331,702   $ 386,202   $ 311,245   $ 296,313
                                                             =========   =========   =========   =========   =========   =========


Fixed Charges:

Interest on long-term debt                                   $  56,611   $  68,477   $  67,732   $  69,691   $  67,799   $  58,882

Other interest expense (includes intercompany)                  14,640      21,912       1,642       6,358      20,336       9,649

Portion of rents representative of the interest
   factor, including amounts capitalized                         6,770       6,945       7,290       7,300       7,132       5,383


Amortization of debt expense, discount and premium              (3,098)        275         254         210         122         306

                                                             ---------   ---------   ---------   ---------   ---------   ---------
               Total                                         $  74,923   $  97,609   $  76,918   $  83,559   $  95,389   $  74,220
                                                             =========   =========   =========   =========   =========   =========


Ratio of earnings to fixed charges                                3.34        3.18        4.31        4.62        3.26        3.99



For purposes of calculating the ratio of earnings to fixed charges:

(a) Earnings represent the aggregate of pre-tax income, adjusted for distributed income of equity investees, and fixed charges, net of interest capitalized.

(b) Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.